UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-10183	                                  April 4, 2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     X       MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Met Investors Series Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900, Irvine, CA, 92614



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Met Investors Series Trust:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
SSgA Growth ETF Portfolio and SSgA Growth and Income ETF
Portfolio (the "Portfolios") of the Met Investors Series Trust
(the "Trust") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 ("the Act") as of December 31, 2013.  Management is
responsible for the Portfolios' compliance with those
requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.
Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States)
and, accordingly, included examining, on a test basis,
evidence about the Portfolios' compliance with those
requirements and performing such other procedures as we
considered necessary in the circumstances. Included among our procedures were the following tests performed as of December
31, 2013, and with respect to agreement of security purchases and sales, for the period from September 30, 2013 (date of our last examination) through December 31, 2013:
1.	Confirmation of all securities held by the institutions in
book entry form, including Depository Trust Company
2.	Reconciliation of all such securities to the books and records of the Portfolios and State Street Bank & Trust Company  (the
"Custodian")
3.	Agreement of 5 security purchases and 4 security sales or
maturities since our last examination as of September 30, 2013 from the books and records of each of the Portfolios to broker confirmations or performed alternative auditing procedures.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management?s assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
December 31, 2013, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Boston, Massachusetts

April 04, 2014


April 04, 2014
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSgA Growth ETF Portfolio and the SSgA Growth and Income ETF Portfolio (the "Portfolios") of the Met Investors Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2013, and from September 30, 2013 (date of your last examination) through December 31, 2013.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2013, and from September 30, 2013 through December 31, 2013 with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Met Investors Series Trust



________________________________
Elizabeth M. Forget
President


Peter H. Duffy
Treasurer



Andrew L. Gangolf
Secretary